Exhibit 99.1

PRESS RELEASE

TESMA INTERNATIONAL INC.
ANNOUNCES COMPLETION
OF DAVIS INDUSTRIES, INC.
ACQUISITION

January 5, 2004, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA) today confirmed the completion of its previously announced acquisition of Davis Industries, Inc. (Davis) on January 2, 2004.

Tesma is a global supplier of highly-engineered powertrain components, modules and systems for the automotive industry. With the completion of the Davis acquisition, Tesma currently employs over 5,500 employees in 26 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies and Tesma Fuel Technologies.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.